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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020
Commission File Number: 001-13382
KINROSS GOLD CORPORATION
(Translation of registrant's name into English)

17th Floor, 25 York Street,
Toronto, Ontario M5J 2V5
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             Form 40-F     X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

        This Current Report on Form 6-K, dated April 2, 2020 is specifically incorporated by reference into Kinross Gold Corporation's Registration Statements on Form S-8 [Registration No. 333-217099, filed on April 3, 2017 and Registration Nos. 333-180824, 333-180823 and 333-180822, filed on April 19, 2012.]

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the materials mailed to shareholders in connection with the annual meeting of shareholders to be held on May 6, 2020.

INDEX

Table of Contents

SIGNATURES

EXHIBIT INDEX

99.1    Form of Proxy

99.2    Notice and Access

99.3    Management Information Circular

 SIGNATURES

        Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION
Signed: //Kathleen M. Grandy// Vice President, Human Resources, Compliance and Corporate Secretary

April 2, 2020

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INDEX Table of Contents
SIGNATURES